UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
February 7, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date February 7, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s share ownership plan 2006-2008 to be expanded
(Helsinki, Finland, February 7, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s Board of Directors has decided to change the terms of Metso’s share ownership plan for 2006-2008. The share ownership plan will be expanded due to Metso’s good financial development and as, e.g., the Pulping and Power businesses acquired from Aker Kvaerner have become part of Metso Corporation.
In the earnings period 2007 the plan will cover over 80 Metso managers instead of the originally planned 50 managers. The maximum of Metso shares to be allocated as incentives in the earnings period 2007 is 125,500 instead of the 120,000 in the original program. Furthermore, it has been decided that the share value maximum of the original incentive program, that is used to cut the amount of grantable shares, is increased for the shares to be used as incentives in the earnings period 2007 to EUR 48 in order to maintain the determined strive for share value increase. The original price limit was EUR 38.
The total maximum of shares to be allocated to the 2006-2008 incentive program is still 360,000 Metso Corporation’s shares, as was originally decided in December 2005. If there were a need to deviate from the total maximum due to a significant corporate acquisition or for any other reason, a Board resolution about a new, separate share ownership plan would be required. The maximum of shares to be allocated for the 2008 earnings period as well as the share value limit will be decided by Metso’s Board of Directors in the beginning of 2008.
2007 share ownership plan covers 84 people
Metso’s Board of Directors has decided to direct the 2007 share ownership plan to a total of 84 Metso managers. The entire Metso Executive Team is included in the sphere of the 2007 incentive plan.
The potential reward from the plan will be based on the achieved operating profit of Metso Corporation and its business areas in 2007. The incentive will consist of both shares and cash, with cash dedicated to cover possible taxes and tax-related payments. The share ownership plan in 2007 will cover a maximum total of 125,500 shares from Metso’s treasury shares. The Metso Executive Team’s share of this total is a maximum of 26,500 shares. If the value of Metso’s share, determined as the average price of Metso’s share during the first two full weeks of March 2008, exceeds EUR 48, the number of grantable shares for the 2007 plan will be decreased by a corresponding ratio. Payment of the potential rewards will be decided during the first quarter of 2008.
Share ownership plan for 2006
The share ownership plan for 2006 has been specified to cover a total of 61 Metso managers. Based on the 2006 earnings period, by the end of March 2007 a maximum of 100,601 shares will be distributed, or about 0.07 percent of the all company shares. The Metso Executive Team can be rewarded with a maximum of 25,955 shares.
If the average value of Metso’s share between March 5 and March 16, 2007 exceeds EUR 38, the number of grantable shares for the 2006 plan will be decreased by a corresponding ratio.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 25,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Additional information:
Taina Sopenlehto, Senior Vice President, Human Resource Management, Metso Corporation, tel. +358
204 84 3003
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.